Exhibit 99.1

Æterna Zentaris Inc.
315 Sigma Drive, Suite 302D
Charleston, SC 29486	Press Release
www.aezsinc.com	For immediate release

Aeterna Zentaris Announces Top-Line Results of Confirmatory Phase 3 Trial of Macrilen™

Charleston, S.C., January 4, 2017 — Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZ) (the “Company”) today announced that the confirmatory Phase 3 clinical trial of Macrilen™ (macimorelin) failed to achieve its objective of validating a single oral dose of macimorelin for the evaluation of growth hormone deficiency in adults (“AGHD”), using the insulin tolerance test (the “ITT”) as a comparator.  The Company is evaluating the outcome of the trial and will determine in the near future whether it will continue with the development of Macrilen™.

Dr. Richard Sachse, the Company’s Chief Scientific Officer, stated, “We are, of course, very disappointed about the outcome of the trial.  Based on an analysis of top-line data, macimorelin did not achieve equivalence to the ITT as a means of diagnosing AGHD.  Under the study protocol, the evaluation of AGHD with Macrilen™ would be considered successful, if the lower bound of the two-sided 95% confidence interval for the primary efficacy variables was 75% or higher for “percent negative agreement” with the ITT, and 70% or higher for the “percent positive agreement” with the ITT.  While the estimated percent negative agreement met the success criteria, the estimated percent positive agreement did not reach the criteria for a successful outcome. Therefore, the results did not meet the pre-defined equivalence criteria which required success for both the percent negative agreement and the percent positive agreement.  After a thorough internal review and understanding of this data, the Company will decide upon the appropriate future course of action with respect to macimorelin.”

David A. Dodd, the President and Chief Executive Officer of the Company, stated, “While we are disappointed regarding the outcome of this trial, we will now re-direct our resources to the completion of the on-going Phase 3 clinical trial of Zoptrex™ in women with advanced, recurrent or metastatic endometrial cancer who have progressed and who have received one chemotherapeutic regimen with platinum and taxane (either as adjuvant or first-line treatment).  Zoptrex™ represents a new targeting concept in oncology using a hybrid molecule composed of a synthetic peptide carrier and a well-known chemotherapy agent, doxorubicin.  It is the first drug in advanced clinical development that is considered to direct the chemotherapy agent specifically to LHRH-receptor expressing tumors, which then could result in a targeted treatment with less damage to healthy tissue.  Potential benefits of this targeted approach include better efficacy and a more favorable safety profile with lower incidence and severity of side effects as compared to doxorubicin alone.  We look forward to reporting the results of this trial in the very near future.”

Conference Call

The Company will host a conference call to discuss the results of the confirmatory Phase 3 clinical study of Macrilen™ on Thursday, January 5, 2017, at 8:30AM, Eastern Time.  Participants may access the conference call by using the following number: 201-689-8029, Confirmation 13651438.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company engaged in developing and commercializing Zoptrex™, a novel cytotoxic compound.  We intend to license out certain commercial rights to Zoptrex™ to licensees in territories where such out-licensing would enable us to ensure development, registration and launch of the product.  Our goal is to become a growth-oriented specialty biopharmaceutical company by pursuing successful development and commercialization of our product portfolio, achieving successful commercial presence and growth, while consistently delivering value to our shareholders, employees and the medical providers and patients who will benefit from our products.  For more information, visit www.aezsinc.com.

Forward-Looking Statements

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the US Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to statements preceded by, followed by, or that include the words “expects,” “believes,” “intends,” “anticipates,” and similar terms that relate to future events, performance, or our results.  Forward-looking statements involve known and unknown risks and uncertainties that could cause the Company’s actual results to differ materially from those in the forward-looking statements.  Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects and clinical trials, the successful and timely completion of clinical studies, the risk that safety and efficacy data from any of our Phase 3 trials may not coincide with the data analyses from previously reported Phase 1 and/or Phase 2 clinical trials, the rejection or non-acceptance of any new drug application by one or more regulatory authorities and, more generally, uncertainties related to the regulatory process, the ability of the Company to efficiently commercialize one or more of its products or product candidates, the degree of market acceptance once our products are approved for commercialization, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, the ability to protect our intellectual property, the potential of liability arising from shareholder lawsuits and general changes in economic conditions.  Investors should consult the Company’s quarterly and annual filings with the Canadian and US securities commissions for additional information on risks and uncertainties relating to forward-looking statements.  Investors are cautioned not to place undue reliance on these forward-looking statements.  The Company does not undertake to update these forward-looking statements.  We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except if required to do so.

Contact:

Philip A. Theodore
Senior Vice President
ir@aezsinc.com
843-900-3223